

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-mail
Mr. Daniel D. Malzahn
Chief Financial Officer and Treasurer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190

>   **RE: NVR, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 19, 2013**
>   **File No. 1-12378**

Dear Mr. Malzahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Business

Backlog, page 4

1. We are unable to locate here, or elsewhere in the filing where you discuss the year–end backlog, disclosure about the portion of backlog not reasonably expected to be filled within the current fiscal year, and to the extent relevant, any seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please advise or otherwise provide the noted disclosure in your future filings.

Management's Discussion and Analysis

Results of Operations

Consolidated Homebuilding Revenues, page 18

2. You state here and throughout your discussion of the results of operations that there was a lower backlog turnover rate in 2012 compared to 2011, which appears to have also been in trend during 2011. However, you provide no discussion of the reason(s) for this lower turnover rate, or of management's assessment of how this trend may affect future performance. Please provide us supplementally with this information, and to the extent material, include a similar discussion in your future filings.

Reportable Homebuilding Segments, page 20

3. Your current presentations of total gross profit margin and total segment profit outside of the ASC 280 note to the financial statements results in the presentation of non-GAAP financial measures. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Alternatively, you may remove these total amounts and provide reconciliations similar to those provided on pages 27 and 28. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal

Mr. Daniel D. Malzahn
Chief Financial Officer and Treasurer
NVR, Inc.
May 2, 2013
Page 3

matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief